UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Hancock Jaffe Laboratories, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

41015N106
(CUSIP Number)

Fatboy Capital, LP 9611 North US Highway One Box 390 Sebastian, FL 32958 (973) 426-0300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41015N106	13D	Page 1 of 7

1. Names of Reporting Persons.
Fatboy Capital, LP

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
156,250

9. Sole Dispositive Power
0

10. Shared Dispositive Power
156,250

11. Aggregate Amount Beneficially Owned by Each Reporting Person
156,250
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
6.9%
14. Type of Reporting Person
PN

CUSIP No. 41015N106	13D	Page 2 of 7

1. Names of Reporting Persons.
SeaCap Management, LLC

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
156,250

9. Sole Dispositive Power
0

10. Shared Dispositive Power
156,250

11. Aggregate Amount Beneficially Owned by Each Reporting Person
156,250
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
6.9%
14. Type of Reporting Person
OO

CUSIP No. 41015N106	13D	Page 3 of 7

1. Names of Reporting Persons.
David A. Jenkins

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
156,250

9. Sole Dispositive Power
0

10. Shared Dispositive Power
156,250

11. Aggregate Amount Beneficially Owned by Each Reporting Person
156,250
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
6.9%
14. Type of Reporting Person
IN

CUSIP No. 41015N106	13D	Page 4 of 7

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D relates to the Common Stock, par value $0.00001 per share (the “Common Stock”), of Hancock Jaffe Laboratories, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 70 Doppler, Irvine, CA 92618.

ITEM 2. IDENTITY AND BACKGROUND

This Statement on Schedule 13D is filed jointly by Fatboy Capital, LP (“Fatboy”), SeaCap Management, LLC (“SeaCap”), and David A. Jenkins (together with Fatboy and SeaCap,  the “Reporting Persons”).

The shares of Common Stock are held by Fatboy.  SeaCap is the sole general partner of Fatboy. Mr. Jenkins is the managing member of SeaCap. Each of SeaCap and Mr. Jenkins disclaim beneficial ownership within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise of such portion of the Common Stock in which they have no pecuniary interest.

The address of each of Mr. Jenkins, Fatboy, and SeaCap is 9611 North US Highway One, Box 390, Sebastian, FL 32958.

Fatboy is principally engaged in the business of investment in securities. SeaCap is principally engaged in serving as the sole general partner of Fatboy. Mr. Jenkins is principally engaged as the founder and chairman of the board of Catheter Precision, Inc. (“Catheter Precision”), a private medical device company focused on cardiovascular diseases.

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Fatboy is a Delaware limited partnership. SeaCap is a New Jersey limited liability company. Mr. Jenkins is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 is incorporated by reference herein. Fatboy used working capital as the source of funds for the purchase of the Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

On May 22, 2020, the Issuer and Catheter Precision executed a non-binding letter of intent to merge the Issuer with Catheter Precision (the “Merger”). Mr. Jenkins is principally engaged as the founder and chairman of the board of Catheter Precision. On July 17, 2020, Fatboy purchased shares of Series C Convertible Preferred Stock (the “Preferred Stock”) of the Issuer in exchange for $1,000,000 in a private placement, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 21, 2020. The Preferred Stock was convertible, upon the satisfaction of certain conditions, at the option of the Issuer into 3,906,250 shares of Common Stock. Fatboy entered the investment with the intent of holding the Preferred Stock, or the Common Stock received upon conversion, as a long term investment in conjunction with the Merger.

On November 24, 2020, the Issuer and Fatboy entered into an exchange agreement, pursuant to which Fatboy agreed to exchange all of its holdings of Preferred Stock for 3,906,250 shares of Common Stock.

On November 30, 2020, the Issuer effectuated a one-for-twenty five (1:25) reverse stock split of the Issuer’s Common Stock, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 2, 2020. Accordingly, Fatboy’s entitlement to receive Common Stock pursuant to the exchange agreement was adjusted to 156,250 shares of Common Stock.

CUSIP No. 41015N106	13D	Page 5 of 7

On December 7, 2020, the Issuer informed Fatboy that the Issuer was terminating the negotiation of the Merger. Accordingly, Fatboy intends to hold the Common Stock as marketable equity securities with no long term intent to hold for investment purposes. On December 11, 2020, Fatboy received the 156,250 shares of Common Stock reported in this Statement on Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate.  In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Fatboy is the holder of record of 156,250 shares of Common Stock of the Issuer. Each of SeaCap and Mr. Jenkins disclaim beneficial ownership of any shares of the Issuer’s Common Stock owned of record by JCP, in each case except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a) See also the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.  The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 2,234,143 shares of Common Stock outstanding as of November 30, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on December 2, 2020.

(b)  Sole power to vote or to direct the vote:
0 for all Reporting Persons

Shared power to vote or to direct the vote:
Fatboy:	6.9%
SeaCap:	6.9%
Mr. Jenkins:	6.9%

Sole power to dispose or to direct the disposition of:
0 for all Reporting Persons

Shared power to dispose or to direct the disposition:
Fatboy:	6.9%
SeaCap:	6.9%
Mr. Jenkins:	6.9%

(c)    The information set forth in Item 3 above is incorporated herein by reference.

(d)    Not applicable.

(e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information in Items 3 and 4 is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
Exhibit A	Joint Filing Agreement.

CUSIP No. 41015N106	13D	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 16, 2020

David A. Jenkins

/s/ David A. Jenkins

Fatboy Capital, LP

By:	SeaCap Management, LLC,
its general partner
	By:	/s/ David A. Jenkins
Name: David A. Jenkins Title: Managing Member
SeaCap Management, LLC

By:	/s/ David A. Jenkins
Name: David A. Jenkins Title: Managing Member

CUSIP No. 41015N106	13D	Page 7 of 7